UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

McMoRan Exploration Co.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

582411104

(CUSIP Number)

Sherry A. Stanley

2601 South Bayshore Drive

Coconut Grove, FL 33133

(305) 858-8119

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 16, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP No. 582411104
1.	Name of Reporting Person: k1 Ventures Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) N/A (b) N/A
3.	SEC Use Only
4.	Source of Funds (See Instructions)		WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Singapore
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	4,051,426
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	4,051,426
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		4,051,426
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)		N/A
13.	Percent of Class Represented by Amount in Row (11)		20.3%(1)
14.	Type of Person Reporting (See Instructions)		HC

                            (1)             Based on 16,111,514 shares of Common Stock of the Issuer outstanding as of December 1, 2002, plus warrants to acquire 1,742,424 shares of Common Stock of the Issuer held by an indirect subsidiary of the Reporting Person, plus preferred stock convertible into 2,079,002 shares of Common Stock of the Issuer held by a direct subsidiary of the Reporting Person.

Item 1.	Security and Issuer.

            This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of McMoRan Exploration Co. (the "Issuer"), a Delaware corporation. The address of the principal executive offices of the Issuer is 1615 Poydras Street, New Orleans, Louisiana 70112.

Item 2.	Identity and Background.

            (a), (b), (c) and (f)     This statement is filed by k1 Ventures Limited, a company incorporated in the Republic of Singapore (the "Reporting Person"), the direct parent of k1 Ventures (HK) Limited, a company organized under the laws of Hong Kong ("Sub"), and indirect parent of k1 USA Energy Production Corporation, a corporation organized under the laws of the State of Delaware ("k1 USA"), the entities that acquired the Common Stock.

            The address of the Reporting Person’s principal business office is 23 Church Street, #10-01/02 Capital Square, Singapore 049481. The address of Sub’s principal business office is 26th Floor, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. The address of k1 USA’s principal business office is 2601 South Bayshore Drive, Suite 1775, Coconut Grove, FL 33133. The Reporting Person is an investment firm that invests in a wide range of investments across diverse sectors, and is domiciled and incorporated in the Republic of Singapore.

            The names, business addresses and citizenship of the directors and executive officers of the Reporting Person are as follows:

Name	Citizenship	Present Principal Occupation	Business Address
Steven Jay Green	U.S.	Chairman and CEO of the Reporting Person	2601 S. Bayshore Drive Suite 1775 Coconut Grove, FL 33133
Wong Yip Yan	Singapore	Deputy Chairman of the Reporting Person and Chairman of WYWY Group	17 Leng Kee Road Singapore 159092
Jeffrey A. Safchik	U.S.	Chief Operating Officer of the Reporting Person	2601 S. Bayshore Drive Suite 1775 Coconut Grove, FL 33133
Ang Kong Hua	Singapore	President, NatSteel Ltd	22 Tangong Kling Road Singapore 628048
Choo Chiau Beng	Singapore	Chairman and Managing Director of Keppel Fels Energy and Infrastructure Limited	31 Shipyard Road Singapore 628130
Lee Suan Yew	Singapore	Medical Practitioner	23 Church Street #10-01/02 Capital Square Singapore 049481
Lim Chee Onn	Singapore	Executive Chairman, Keppel Corporation Ltd.	23 Church Street #15-01 Capital Square Singapore 049481
Philip Ng Chee Tat	Singapore	CEO of Far East Organisations, Ltd.	06-00 6th Story, Far East Plaza Singapore 228213
Tan Teck Meng	Singapore	Professor of Accounting, Singapore Management University	23 Church Street #10-01/02 Capital Square Singapore 049481
Teo Soon Hoe	Singapore	Executive Director and Group Finance Director, Keppel Corporation Ltd.	23 Church Street #15-01 Capital Square Singapore 049481

            (d)     None of the entities or natural persons identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

            (e)     None of the entities or natural persons identified in this Item 2 have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

Item 3.	Source and Amount of Funds or Other Consideration.

            All shares of common stock of the Issuer that may be purchased upon the exercise of warrants or conversion of preferred stock will be paid for out of the working capital of the entity holding the respective warrants or preferred stock. If the warrant is exercised in full and all shares of preferred stock of the Issuer are converted to common stock, the Reporting Person’s beneficial ownership of the Common Stock would increase to over 20%.

Item 4.	Purpose of Transaction.

            In connection with the formation of a joint venture with Freeport-McMoRan Sulphur LLC, a subsidiary of the Issuer ("FSC"), the Issuer issued to k1 USA on December 16, 2002, warrants to purchase up to 1,742,424 shares of the Common Stock at any time within five years at a price of $5.25 per share.

            The Reporting Person (through its subsidiaries) acquired and continues to hold the Common Stock and securities convertible into Common Stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Person may deem material to its respective investment decisions, the Reporting Person (or its subsidiaries) may purchase additional shares in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the shares on the open market or in private transactions.

            As of the date hereof, there are no plans or proposals that the Reporting Person has that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.

Item 5.	Interest in Securities of the Issuer.

            (a), (b), and (d)     The aggregate number of shares of Common Stock of the Issuer that the Reporting Person owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Securities Act of 1933, as amended, is 4,051,426 (including 1,742,424 shares of Common Stock issuable upon the exercise of warrants granted by the Issuer to k1 USA, and 2,079,002 shares of Common Stock issuable upon the conversion of the Issuer’s 5% Convertible Preferred Stock by Sub). The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,051,026 shares of the Common Stock. The Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Person.

            (c) The Reporting Person had no transactions in the Common Stock in the past 60 days. The Issuer issued the warrant on December 16, 2002, to k1 USA to acquire 1,742,424 shares of Common Stock at any time within five years at a price of $5.25 per share.

            (e) Date the Reporting Person ceased to beneficially own more than 5% of shares:

                                Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            k1 USA and FSC have formed a joint venture, K-Mc Ventures I LLC, a Delaware limited liability company ("K-Mc"). k1 USA holds a two-thirds interest in K-Mc, and FSC holds the remaining one-third interest. As of the date hereof, k1 USA has warrants to acquire 1,742,424 shares of the Common Stock at any time within five years at a price of $5.25 per share, and Sub has the right to acquire, at its option, 2,079,002 shares of Common Stock upon the conversion of 5% convertible preferred stock of the Issuer.

Item 7.	Material to be Filed as Exhibits.

	99.1	Warrant to Purchase Common Stock dated December 16, 2002.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

k1 Ventures Limited

December 26, 2002	By:	/s/ Jeffrey A. Safchik
Date		Jeffrey A. Safchik
Chief Operating Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)